EXHIBIT 99.1

News Release dated November 12, 2019, Suncor accelerates digital transformation journey through strategic alliance with Microsoft

News Release

FOR IMMEDIATE RELEASE

Suncor accelerates digital transformation journey through strategic alliance with Microsoft

Calgary, Alberta (Nov. 12, 2019) — Suncor today announced a multi-year strategic alliance with Microsoft Canada as a part of the company’s effort to further accelerate its digital transformation journey. Suncor has selected Microsoft as its strategic cloud provider, tapping into the full range of Microsoft’s cloud solutions to empower a connected and collaborative workforce, upgrade data centres, and increase analytics capabilities. Suncor will also collaborate with Microsoft on innovation projects, drawing on expertise and opportunities from both organizations.

“We’re excited to be partnering with Microsoft because they’re a global leader in the digital technology space, and they will bring value and insights into global innovation best practices,” said Mark Little, Suncor president and chief executive officer. “This is an example of how we are driving to improve our business in ways that were not possible before — to make our people safer, increase reliability and productivity, reduce costs and improve sustainability.”

In this multi-year strategic alliance, Suncor will take advantage of Microsoft’s full range of cloud solutions and will move towards cloud-based computing with Microsoft Azure as a preferred cloud platform. The move to Azure is expected to enable the rapid deployment of new technologies to improve safety and productivity through artificial intelligence, machine learning, enhanced automation, and Industrial IoT (IIoT) and visualization.

“Although we are an industry leader in many respects, we still have much to learn in the digital space, which is why we’re working with a number of organizations including Microsoft to challenge us,” said Little. “Similar to how we partner with and learn from innovators across our physical value chain, we’re choosing to partner with the experts in digital innovation.”

Collaborating on innovation will include Microsoft resources embedded at the core of innovation teams, working together to explore a wide range of business capabilities. Additionally, value will come from accessing the Microsoft innovation eco-system and real-world lessons from a curated community of global peers.

“Suncor is embarking on a journey to transform the energy industry. They are creating new business value for their customers, empowering and upskilling their workforce, and innovating for a sustainable future,” said Kevin Peesker, president, Microsoft Canada. “The world’s leading companies run on our cloud, and we look forward to helping Suncor accelerate their digital transformation with Azure, Dynamics 365, Surface and Microsoft 365.”

Through this strategic alliance with Microsoft, Suncor expects to better improve the employee and customer experiences across their business, from front line workers in industrial settings, to gas station attendants at Petro-Canada gas and EV stations, to office workers across Suncor. Digital technologies will be a means to draw superior insights from data and will open new ways to drive improved economic, social and environmental performance.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning:  capital efficiencies and cost savings;  future production rates; the adoption and implementation of technology; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to Suncor’s strategic alliance with Microsoft, including: that the companies will collaborate on innovation projects, drawing on expertise and opportunities from both organizations; the belief that Microsoft will bring value and insights into global innovation best practices; that Suncor will take advantage of Microsoft’s full range of cloud solutions and will move towards cloud-based computing with Microsoft Azure as a preferred cloud platform and the expectation that this will enable the rapid deployment of new technologies to improve safety and productivity; Suncor’s expectations regarding the benefits from the strategic alliance, including the expectation that it will improve the employee and customer experiences across the their business; the expectation that collaborating on innovation will include Microsoft resources embedded at the core of innovation teams, working together to explore a wide range of business capabilities; the belief that digital technologies will be a means to draw superior insights from data and will open new ways to drive improved economic, social and environmental performance; and the expectation that value will come from accessing the Microsoft eco-system and real-world lessons from a curated community of global peers.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the second quarter ended June 30, 2019 and dated July 24, 2019 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2019, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com